SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 001-41129

Nu Holdings Ltd.

(Exact name of registrant as specified in its charter)

Nu Holdings Ltd.

(Translation of Registrant's name into English)

Campbells Corporate Services Limited, Floor 4, Willow House, Cricket Square, KY1-9010 Grand Cayman, Cayman Islands

+1 345 949 2648

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F (X) Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes No (X)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nu Holdings Ltd.

By:	/s/ Jorg Friedemann
Jorg Friedemann Investor Relations Officer

Date:  May 14, 2024

Q1 2024

Earnings Presentation

May 14, 2024


R$ 150,00

Disclaimer

This presentation speaks at the date hereof and the Company is under no obligation to update or keep current the information contained in this presentation. Any information expressed herein is subject to change without notice. Any market or other third-party data included in this presentation has been obtained by the Company from third-party sources. While the Company has compiled and extracted the market data, it can provide no assurances of the accuracy and completeness of such information and takes no responsibility for such data.

This presentation contains forward-looking statements. All statements other than statements of historical fact contained in this presentation may be forward-looking statements and include, but are not limited to, statements regarding the Company's intent, belief or current expectations. These forward-looking statements are subject to risks and uncertainties, and may include, among others, financial forecasts and estimates based on assumptions or statements regarding plans, objectives and expectations. Although the Company believes that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to several risks and uncertainties and are made in light of information currently available, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors, including those risks and uncertainties included under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the prospectus dated December 8, 2021 filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act of 1933, as amended, and in our Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the Securities and Exchange Commission on April 19, 2024. The Company, its advisers and each of their respective directors, officers and employees disclaim any obligation to update the Company's view of such risks and uncertainties or to publicly announce the result of any revision to the forward-looking statements made herein, except where it would be required to do so under applicable law. The forward-looking statements can be identified, in certain cases, through the use of words such as "believe," "may," "might," "can," "could," "is designed to," "will," "aim," "estimate," "continue," "anticipate," "intend," "expect," "forecast", "plan", "predict", "potential", "aspiration," "should," "purpose," "belief," and similar, or variations of, or the negative of such words and expressions.

The financial information in this document includes forecasts, projections and other predictive statements that represent the Company's assumptions and expectations in light of currently available information. These forecasts, projections and other predictive statements are based on the Company's expectations and are subject to variables and uncertainties. The Company's actual performance results may differ. Consequently, no guarantee is presented or implied as to the accuracy of specific forecasts, projections or predictive statements contained herein, and undue reliance should not be placed on the forward-looking statements in this presentation, which are inherently uncertain.

In addition to IFRS financials, this presentation includes certain summarized, non-audited or non-IFRS financial information. These summarized, non-audited or non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS. References in this presentation to "R$" refer to the Brazilian Real, the official currency of Brazil.


Lucas Oliveira
Maria Almeida

Continued Growth of One of the World's Largest Digital Banking Platforms

Q1'24 Main Highlights

99.3MM
Customers +20.2M YoY
54% of Adult Population of Brazil
83% Monthly Activity Rate

US$ 2.7BN
Revenues +64% FXN YoY

US$ 1.2BN
Gross Profit +76% FXN YoY
Gross Profit Margin 43%

US$ 378.8MM
Net Income +160% FXN YoY
Annualized ROE 23%

US$ 442.7MM
Adj. Net Income +136% FXN YoY
Adj. Annualized ROE 27%



Customers (MM)
100MM
May'24
Brazil
Nu Mexico
Nu Colombia
0.0 0.0 0.0 0.0 0.0 0.1 0.2 0.3 0.5 0.7 1.0 1.2 1.6 1.9 2.4 3.0 3.7 4.4 5.2 6.0 7.7 11.2 15.6 20.1 23.5 26.1 29.7 33.3 37.1 41.7 48.1 53.9 59.6 65.3 70.4 74.6 79.1 83.7 89.1 93.9 99.3
2014
2017
2020
2021
2022
2023
2024

Note 1: Adult population market share is calculated as the Nu's Brazilian adult customers divided by the adult population of the country. Adult Population of the country is estimated from the 2023 Brazilian demographic census. **Note 2:** Adult population is defined as 18+ years for Brazil. **Note 3:** 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date. **Note 4:** For additional detail on calculations of Net Income and Adjusted Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 5:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 6:** 'ROE' stands for Return on Equity. It is annualized and a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** IBGE, Nu.

Compounding Growth, with Meaningful Shift to Profitability

Customers (MM)


CAGR: 29%
~1.7x
59.6
65.3
70.4
74.6
79.1
83.7
89.1
93.9
99.3
Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24

Revenues (US$ MM)


CAGR: 75%
FXN
~3.1x
877.2
1,157.5
1,306.9
1,450.5
1,618.7
1,868.6
2,136.8
2,404.9
2,735.9
Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24

Gross Profit (US$ MM)


CAGR: 99%
FXN
~3.9x
294.1
363.5
427.0
578.3
650.9
782.0
914.8
1,143.2
1,181.6
Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24

Net Income (Loss) (US$ MM)


6% QoQ
FXN
(45.1)
(29.9)
7.8
58.0
141.8
224.9
303.0
360.9
378.8
Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24

Note 1: 'CAGR' stands for Compound Annual Growth Rate. **Note 2:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional details on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 3:** Q4'22 Nu Consolidated Net Income excludes the effect of the one-time non-cash recognition of the 2021 CSA termination. Reported Loss for the quarter was US$297.6 million. For additional details on calculations of Net Income please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Nu Holdings' Profitability Momentum Continues Despite its Significant Excess Capital, Nu Holdings' ROE is at 23%.

Financial Performance (US$MM)

Metrics	Q1'23	Q2'23	Q3'23	Q4'23	Q1'24
Revenues	1,619	1,869	2,137	2,405	2,736
YoY FXN	*87%*	*60%*	*53%*	*57%*	*64%*
Gross Profit	651	782	915	1,143	1,182
Margin	*40%*	*42%*	*43%*	*48%*	*43%*
Net Income (Loss)	142	225	303	361	379
Annualized ROE	*11%*	*17%*	*21%*	*23%*	*23%*
Adjusted Net Income (Loss)	182	263	356	396	443
Annualized ROE	*14%*	*19%*	*25%*	*26%*	*27%*

Note 1: 'ROE' stands for Return on Equity. It is annualized and a non-GAAP measure. Refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Major Milestones in Mexico Materializing Faster than in Brazil

Comparison of Brazil and Mexico 19 quarters after launch	Mexico Q1'24	Brazil Q4'18
Customers	6.6 MM	6.0 MM
Market Share %	5.1%	3.0%
Active Credit Card Customers	3.2 MM	4.5 MM
Market Share %	2.5%	2.3%
Active NuAccounts	3.1 MM	1.0 MM
Market Share %	2.4%	0.5%
Credit Card Purchase Volume	US$1.6BN	US$3.0BN
Market Share %	6.1%	4.3%
Deposits	US$2.3BN	US$0.6BN
Market Share %	1.2%	0.5%
Interest Earning Portfolio	US$0.4BN	US$0.2BN
Market Share %	2.0%	1.1%
Revenues	US$149MM	US$99MM



Note 1: 'Customer' is defined as an individual or SME that has opened an account with us and does not include any such individuals or SMEs that have been charged off or blocked or voluntarily closed their account. **Note 2:** 'Active Credit Card Customers' and 'Active NuAccounts' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period for each respective product. **Note 3**: 'Credit Card Purchase Volume' is defined as the total value of transactions that are authorized through our credit cards only. The amount of the purchase volume is for the quarter ended in each period mentioned. **Note 4**: 'Interest Earning Portfolio' accounts for all interest-bearing balances including all late balances. **Note 5:** Customers and Active Customers market share presented as percentage of the total population. **Note 6:** Purchase volume presented as market share of total volume of credit cards. **Note 7:** Deposits market share presented as percentage of total Anbima's individuals deposits and savings, in Brazil, and Banxico's individuals short- and long-term deposits, in Mexico. **Note 8:** 'IEP' market share presented as percentage of the revolving and installment portfolios made available by BACEN, in Brazil, and an estimated interest-bearing portfolio from revolving and financing average balances made available by Banxico. **Source:** Abecs, Anbima, BACEN, Banxico, CNVB, IMF, INEGI, Nu.

Q1'24 Results



Our Model Powers Our Earnings Generating Formula

Rapidly Growing Customer Base		Increasing Revenue Per Customer		Low Cost Operating Platform		Substantial Earnings Power
ACTIVE CUSTOMERS	×	**ARPAC**	−	**COST TO SERVE**	=	nu

Strong Customer Acquisition and Sustained Growth in Activity Rate



Customers (MM)
Customers YoY: +26%
Active Customers YoY: +27%
Active Customers (MM)
64.9
68.8
73.8
78.0
82.6
79.1
83.7
89.1
93.9
99.3
82.1%
82.2%
82.8%
83.1%
83.2%
Activity Rate (%)
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Note 1: 'Active Customers' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period. **Note 2:** 'Activity Rate' is defined as monthly active customers divided by the total number of customers as of a specific date. **Source:** Nu.

Compounding Effect of More Engagement and More Cross-sell Driving ARPAC Expansion

Active Customers Using NuAccount as their Primary Banking Account (%)



70%
60%
50%
40%
30%
20%
10%
0%
Jan-23
Jan-22
Jan-21
Jan-20
Jan-19
Total: 59%
Months
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85

Number of Products Per Active Customer



Average: 4.1
4.0
3.0
2.0
1.0
Q1'17
Q1'24
Months
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85

Monthly ARPAC by Quarterly Cohort (US$ | FX Neutral)



US$ month/ customer
Avg. monthly ARPAC of US$11.4/month while more mature cohorts already reach ~US$27/month
For constant risk mix analysis, please refer to the Appendix.
$29
$28
$27
$26
$25
$24
$23
$22
$21
$20
$19
$18
$17
$16
$15
$14
$13
$12
$11
$10
$9
$8
$7
$6
$5
$4
$3
$2
$1
$0
Average: US$11.4
Q1'17
Q1'24
Months
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85

Note 1: 'Primary banking account' refers to our relationship with those of our customers who had at least 50% of their post-tax monthly income transferred out of their NuAccount in any given month, excluding self-transfers. Percentage of customers with a primary banking relationship is calculated as active customers with a primary banking relationship as a percentage of total active customers that have been with Nu for more than 12 months. **Note 2:** 'Number of products per active customer' refers to the number of products used by an active customer. **Note 3:** 'ARPAC' stands for average revenue per active customer. 'Monthly ARPAC' is calculated as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Note 4:** The averages are calculated for the entire user base for each metric, respectively. **Note 5:** 'Active Customers Using NuAccount as their Primary Banking Account' and 'Number of Products Per Active Customer' are for Brazil only. **Source:** Nu.

Sustained Revenue Growth Fueled by Customer Acquisition and ARPAC Expansion

ARPAC (US$)


YoY: 30%
FXN
8.6
9.3
10.0
10.6
11.4
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Revenues (US$MM)


YoY: 64%
FXN
1,619
1,869
2,137
2,405
2,736
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'Average revenue per active customer' or 'ARPAC' is defined as the average monthly revenue (total revenue divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Source:** Nu.

Purchase Volume Growth Remains Strong YoY, Despite Q1 Seasonality

Purchase Volume (US$BN)



Prepaid Cards
Credit Cards
YoY: 30% FXN
Credit Card: 30% FXN
Prepaid Card: 30% FXN
Historical Q1 Seasonality
-6.9%
23.3
8.2
15.1
Q1'23
26.3
9.2
17.1
Q2'23
29.0
10.2
18.7
Q3'23
32.6
11.9
20.7
Q4'23
31.1
10.9
20.2
Q1'24

Purchase Volume per Customer (US$)



FXN US$ month/ customer
For constant risk mix analysis, please refer to the Appendix.
$350
$300
$250
$200
$150
$100
$50
$0
Months
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85
Q1'17
Q1'24

Note 1: Amounts are presented in US dollars and growth rates and Purchase Volume per Customer on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** The average represents the average monthly purchase volume per customer defined as the total purchase volume of the period divided by the number of months in the period and divided by the average number of individual customers during the period (average number of individual customers is defined as the average of the number of monthly customers at the beginning of the period measured, and the number of monthly customers at the end of the period). **Note 3:** Purchase volume is defined as the total value of transactions that are authorized through our credit, debit and pre-paid cards; it does not include other payment methods that we offer such as PIX, a payment system that allows real-time payments and transfers launched by the Central Bank of Brazil, or WhatsApp payments. **Note 4:** Seasonality for purchase volumes in Brazil, Mexico and Colombia from 2016 to 2024, excluding 2020 and 2021.
Source: Nu, ABECS, Banxico and SFC.

Strong Performance for Both Credit Card and Personal Loan Portfolios

Total Portfolio (US$BN)



Personal Loans
Credit Cards
YoY: 52%
FXN
Credit Card: 42% FXN
Personal Loans: 88% FXN
12.8
2.3
10.5
14.8
2.8
12.0
15.4
3.1
12.3
18.2
3.7
14.5
19.6
4.5
15.1
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Total Portfolio (%)



Personal Loans
Credit Cards
18%
82%
19%
81%
20%
80%
20%
80%
23%
77%
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Source:** Nu.

Interest Earning Portfolio over Total Portfolio Surpasses Market as Nu Expands Financial Products and Features

Credit Card IEP Evolution
(% of Total Receivables – Brazil Only)



Nu Interest Earning Installments Balance
Nu Revolving Balance
Nu Non-Interest Earning Balance
Market Interest Earning Installments Balance
Market Revolving Balance
Market Non-Interest Earning Balance
77%
7%
16%
73%
15%
12%
Q1'23
74%
7%
19%
73%
16%
11%
Q2'23
72%
7%
21%
75%
15%
10%
Q3'23
71%
6%
23%
77%
12%
11%
Q4'23
68%
6%
26%
76%
12%
12%
Q1'24

Note 1: 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Note 2:** All data presented is for Brazil only. **Note 3:** Nu Installments IEP includes 'boleto payments': allows customers to use their credit card for paying bills in installments; 'purchase financing': allows customers to transform existing credit card purchases in installments, directly in the app; 'PIX financing': allows customers to make PIX transactions using their credit card limit; and its respective past due balances. **Note 4:** Revolving includes all revolving balances (i.e.: customer makes the minimum payment in monthly billing cycle) and past due balances (excluding those in Note 3). **Note 5:** Market balances excludes Nu. **Source:** Nu, Brazilian Central Bank.

Sequential Acceleration of Secured and Unsecured Loan Origination



Originations (R$BN)
Brazil Only
Unsecured Personal Loans
Secured Personal Loans
YoY: 95%
BRL
6.3
6.3
5.7%
Q1'23
7.3
0.1
7.2
6.1%
Q2'23
8.9
0.3
8.6
6.8%
Q3'23
10.0
1.0
9.0
6.4%
Q4'23
12.3
1.7
10.6
6.2%
Q1'24
Credit Yield (%)

Note 1: Amounts are presented in Brazilian Reais. **Note 2:** Credit Yield is the average rate of the loans originated in the last month of each quarter. **Note 3:** Secured Personal Loans include Payroll Deductible Loans, FGTS Deductible Loan and INSS Deductible Loan. **Note 4:** Unsecured Personal Loans include both individuals and Small and Medium-sized Enterprises (SMEs). **Source:** Nu.

Robust Deposit Franchise Driven By Sustainable Volume Growth and Stable Cost of Deposits



Deposits (US$BN)
Brazil
Mexico
YoY: 53%
FXN
Historical Q1 Seasonality
-4.6%
15.8
15.8
81%
18.0
17.9
80%
19.1
0.2
18.9
80%
23.7
1.0
22.7
80%
24.3
2.3
22.0
84%
Cost of Deposits as a % of Interbank Rate
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** Rates presented are calculated as the ratio between the interest expenses paid to customers in the period and the interest income of the same deposits yielding 100% of the respective interbank rate: Mexico ("TIIE") and Brazil ("CDI"). **Note 3:** Seasonality for demand deposits in Brazil from 2014 to 2023, excluding 2020 and 2021. **Source:** Nu, BCB, Banxico.

Net Interest Income Expansion Driven by Growth of Interest Earning Portfolio

NII (US$MM) & NIM (%)



YoY: 93%
FXN
815.3
1,046.8
1,195.0
1,345.7
1,619.5
15.0%
18.3%
18.8%
18.3%
19.5%
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
NIM (%)

Note 1: 'NII' (Net Interest Income) is calculated as interest income and gains (losses) on financial instruments minus interest and other financial expenses. **Note 2:** 'NIM' stands for Net Interest Margin, is annualized, and is the ratio between NII in the numerator and the denominator is defined as the following average balance sheet metrics: i) Cash and cash equivalents ii) Financial assets at fair value through profit or loss iii) Financial assets at fair value through OCI iv) Compulsory deposits at central banks v) Credit Card interest-earning portfolio vi) Loans to customers (gross) vii) Interbank transactions viii) Other credit operations ix) Other financial assets at amortized cost x) Securities. **Note 3:** Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Stable Cost to Serve Underscores Operating Leverage Potential

Cost to Serve per Active Customer (US$)


YoY: 0%
FXN
0.8
0.8
0.9
0.9
0.9
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** 'Cost to serve' is defined as the monthly average of the sum of transactional expenses, customer support and operations expenses (sum of these expenses in the period divided by the number of months in the period) divided by the average number of individual active customers during the period (average number of individual active customers is defined as the average of the number of monthly active customers at the beginning of the period measured, and the number of monthly active customers at the end of the period). **Source:** Nu.

Sustained Gross Profit Growth and Margin Expansion

Gross Profit (US$MM)



YoY: 76%
FXN
650.9
782.0
914.8
1,143.2
1,181.6
40.2%
41.8%
42.8%
47.5%
43.2%
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Gross Profit Margin (%)

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Strong Track Record of Driving Operating Leverage as Business Scales

Efficiency



NII + F&C (US$MM)
Costs (US$MM)
Efficiency Ratio
91.6%
72.7%
72.3%
75.8%
65.6%
58.2%
55.1%
47.4%
39.0%
35.4%
35.0%
36.0%
32.1%
213.3
(195.3)
278.9
(202.7)
379.5
(274.3)
459.0
(347.8)
604.2
(396.2)
750.0
(436.1)
847.0
(466.4)
1,043.0
(494.0)
1,178.5
(460.1)
1,415.2
(500.8)
1,599.1
(560.1)
1,799.3
(646.9)
2,075.2
(665.9)
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Note 1: 'NII' (Net Interest Income) is calculated as interest income and gains (losses) on financial instruments minus interest and other financial expenses. **Note 2:** 'F&C' stands for Fee and Commission Income. **Note 3:** 'Costs' include transactional costs and operating expenses. **Note 4:** Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII and Fees and Commission Income. **Note 5:** Q4'22 Efficiency Ratio and Costs exclude the effect of the one-time non-cash recognition of the 2021 CSA termination. Unadjusted Efficiency Ratio was 81%, and Unadjusted Costs was US$849.6 million. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source**: Nu.

Best-In-Class Cost Structure Lays Foundation for Sustainable Long-Term Differentiation

The Four Cost Pillars of Retail Financial Services

COST TO ACQUIRE	COST TO SERVE	COST OF RISK	COST OF FUNDING
$7 Per Customer	**<$1** Monthly Avg. per Active Customer	**6.3%** Consumer Finance Delinquency Rate	**$24.3Bn** Deposits
$2 is paid marketing	**~85%** lower than incumbents	**~10%** lower than Brazilian industry	**~84%** of Interbank Rate

Driving sustainable competitive advantages against both incumbents and fintechs

Note 1: Cost to Acquire and Cost to Serve consider consolidated figures. Cost of Risk and Cost of Funding for Brazil only. **Note 2:** Cost of Risk comparison versus the Market is done on a like-for-like basis, using Nu under the old write-off methodology versus the Brazilian system adjusted by the same income distribution of Nu's portfolio on a lagged basis (e.g. adjusted by growth). **Note 3:** Cost of Funding is calculated as the ratio between the interest expenses paid to customers in the period and the interest expense of the same deposits yielding 100% of the respective interbank rate: Mexico ("TIIE") and Brazil ("CDI"). **Note 4:** Cost to Acquire is presented from January 2019 until March 2024 on an FX neutral basis and consists of the following expenses: printing and shipping of a card, credit data costs (primarily consisting of credit bureau costs) and paid marketing. **Source:** Brazilian Central Bank, Company reports, Nu.

Driving Sustained Growth in Both Net Income and Adjusted Net Income

Net Income (US$MM)

Adjusted Net Income YoY: +136%



Adj. Net Income (MM)
Adj. Net Income Margin (%)
182.4
11%
262.7
14%
355.6
17%
395.8
17%
442.7
16%
YoY: 160%
FXN
141.8
9%
224.9
12%
303.0
14%
360.9
15%
378.8
14%
Net Income Margin (%)
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Note 1: Amounts are presented in US dollars and growth rates on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Source:** Nu.

Q1'24
Credit Underwriting


Lucas Oliveira
nu

Delinquency Ratios Tracking Expectations

15-90 NPLs

Brazil Consumer Credit Portfolio



Historical Q1 15-90 NPL Seasonality
+80 bps
2.5%
3.1%
3.0%
2.6%
2.3%
3.0%
2.6%
2.5%
2.2%
3.4%
2.2%
1.2%
1.3%
2.4%
2.2%
2.3%
2.6%
3.7%
3.7%
4.2%
3.7%
4.4%
4.3%
4.2%
4.1%
5.0%
Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24

90+ NPLs

Brazil Consumer Credit Portfolio



Historical Q1 90+ NPL Seasonality
0 bps
5.0%
4.9%
5.1%
5.6%
5.1%
5.1%
5.1%
5.0%
4.5%
5.0%
6.2%
5.2%
3.7%
3.0%
3.0%
3.2%
3.1%
3.5%
4.1%
4.7%
5.2%
5.5%
5.9%
6.1%
6.1%
6.3%
Q4'17 Q1'18 Q2'18 Q3'18 Q4'18 Q1'19 Q2'19 Q3'19 Q4'19 Q1'20 Q2'20 Q3'20 Q4'20 Q1'21 Q2'21 Q3'21 Q4'21 Q1'22 Q2'22 Q3'22 Q4'22 Q1'23 Q2'23 Q3'23 Q4'23 Q1'24

Note 1: Includes both credit card and personal loans, excluding SMEs (Small and Medium-sized Enterprises). **Note 2:** 'NPL' is a nonperforming loan. **Note 3:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4:** Information presented for Brazil only. **Note 5:** Historical seasonality is the average seasonal trend observed in 15-90 NPLs and 90+ NPLs in Brazil for the credit cards and personal loans products from the years of 2013 to 2023, excluding 2020 and 2021, to Nubank's mix of products. **Source:** Nu, BCB.

Declining 90+ NPL Ratios Over IEP Balance Imply Improving Risk-Return

15-90 NPLs Over IEP Balance

Brazil Consumer IEP



19.9%
13.0%
7.9%
8.8%
12.8%
10.0%
8.6%
8.4%
10.7%
10.7%
12.1%
10.7%
11.3%
10.4%
9.7%
9.4%
10.3%
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

90+ NPLs Over IEP Balance

Brazil Consumer IEP



28.8%
36.8%
35.5%
25.4%
15.6%
13.6%
11.9%
10.2%
10.0%
12.1%
13.6%
15.1%
14.1%
14.3%
14.1%
13.9%
12.9%
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Note 1: Includes credit card revolving, credit card financing, unsecured personal loans and secured personal loans, excluding SMEs (Small and Medium-sized Enterprises). **Note 2:** 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Note 3:** 'NPL' is a nonperforming loan. **Note 4:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 5:** Information presented for Brazil only. **Source:** Nu.

Risk-Adjusted NIM Contraction Mainly Driven by Rising Deposits in Mexico at Higher Funding Cost

Credit Loss Allowance & Risk Adj. NIM


Recoveries
CLA
474.8
590.4
627.5
592.5
830.7
6.3%
8.0%
9.0%
10.2%
9.5%
-17
-24
-51
-110
-53
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24
Risk Adj.
NIM
(%)

Note 1: 'CLA' stands for Credit Loss Allowance Expenses. **Note 2:** 'Risk Adj. NIM' stands for Risk Adjusted Net Interest Margin, is annualized, and is calculated by dividing NII (Net Interest Income) net of CLA (Credit Loss Allowance) by Interest Earning Assets defined as the following average balance sheet metrics: i) Cash and cash equivalents; ii) Financial assets at fair value through profit or loss; iii) Financial assets at fair value through other comprehensive income; iv) Compulsory deposits at central banks; v) Credit Card interest-earning portfolio; vi) Loans to customers (gross); vii) Interbank transactions; viii) Other receivables; and ix) Other financial assets at amortized cost. **Note 3:** The amount of CLA is related to the Credit Loss Allowance net of Recoveries. **Source:** Nu.

Q&A


R$ 238,16
Histórico



appendix

A Business Model That Drives Multi-Product Growth


nu

Active Customers
82.6MM
+ 27% YoY

Active Credit Card Customers
41.2MM
+ 19% YoY

Active NuAccounts
73.0MM
+ 31% YoY

Active Unsecured Personal Loan Customers
7.9MM
+ 30% YoY

Active Investments Customers
17.0MM
+ 85% YoY

Pix and Boleto Financing Active Customers
15.3MM
+ 94% YoY

Active SME Accounts
2.4MM
+ 50% YoY

Active Insurance Policies
1.6MM
+ 60% YoY

Note 1: 'Active Customers' relates to all customers that have generated revenue over the last 30 calendar days, for a given measurement period for each product mentioned, respectively. **Note 2:** 'Pix and Boleto Financing Active Customers' refers to the customers that have used the product in the last 30 days. **Source:** Nu.

Comfortable Capital and Liquidity Positions

Capital Position (US$Bn)



Nu Holdings Cash & Equivalents
Capital Excess
Capital Requirement
1.7x
3.2
1.2
2.1
5.6
2.4
1.2
2.1
Capital in our Geos
Nu Holdings

Liquidity Position (US$Bn)



LDR
40%
9.7
24.3
Interest Earning Portfolio
Total Deposits

Note 1: Brazil figures consider the Capital Adequacy Ratio (CAR) requirement of 8.75%, applicable to the conglomerate led by Nu Pagamentos S.A. as of March 2024, according to BCB Resolution No. 200/22. Mexico's figures consider the NICAP required for a SOFIPO type 4, equivalent to a Capital Adequacy ratio of 10.5%; Colombia's figures consider a minimum Capital Adequacy Ratio of 10.5%, applicable to Nu Financiera, as a regulated entity. **Note 2:** 'LDR' stands for Loan to Deposit Ratio. **Source:** Nu.

Formation Ratios Remain Stable

NPL Formation

Brazil Consumer Credit Portfolio


2.5%
2.9%
2.6%
1.9%
2.0%
1.9%
1.6%
1.6%
2.6%
1.1%
0.4%
0.9%
1.8%
1.7%
1.6%
2.1%
2.9%
3.0%
3.2%
2.9%
3.2%
3.0%
3.0%
3.3%
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Stage 3 Formation

Brazil Consumer Credit Portfolio


2.5%
2.9%
2.7%
1.9%
2.0%
1.9%
2.0%
1.6%
2.6%
1.1%
0.4%
0.9%
2.0%
1.9%
1.7%
2.3%
3.1%
3.2%
3.4%
3.1%
3.4%
3.3%
3.4%
3.7%
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Note 1: Includes both credit card and personal loans, excluding SMEs (Small and Medium-sized Enterprises). **Note 2:** 'NPL' is a nonperforming loan. **Note 3:** In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4:** Information presented for Brazil only. **Source:** Nu.

Rising Coverage Ratios Reflect NPL Dynamics

Coverage Ratio Over Total Balance

Brazil Consumer Credit Portfolio


6.2%
6.6%
6.3%
5.5%
6.0%
8.8%
8.7%
7.7%
9.0%
8.6%
7.9%
7.4%
7.8%
7.2%
7.5%
8.1%
9.1%
9.7%
10.6%
10.9%
11.6%
12.6%
13.5%
13.7%
14.4%
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Coverage Ratio Over NPL 90+

Brazil Consumer Credit Portfolio


120.7%
123.2%
113.4%
109.6%
118.4%
173.0%
174.6%
170.0%
180.3%
139.3%
150.7%
199.0%
262.6%
242.5%
238.0%
257.5%
263.9%
235.2%
223.0%
208.6%
213.3%
213.9%
222.2%
225.4%
229.1%
Q1'18
Q2'18
Q3'18
Q4'18
Q1'19
Q2'19
Q3'19
Q4'19
Q1'20
Q2'20
Q3'20
Q4'20
Q1'21
Q2'21
Q3'21
Q4'21
Q1'22
Q2'22
Q3'22
Q4'22
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Note 1: Includes both credit card and personal loans, excluding SMEs (Small and Medium-sized Enterprises). **Note 2**: The information presented is for Brazil only. **Note 3**: In Q2'22, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4**: 'NPL' is a nonperforming loan. **Source**: Nu.

Portfolio Growth Continues to be the Main Factor of Provision Balance Increase

Provisions Bridge (US$MM, FXN)



(16)
411
2,539
2,934
Q4'23 ECL
Growth
Other
Q1'24 ECL

Note 1: The information presented is for Nu Holdings and includes both credit card and personal loans provision balance. **Note 2**: Amounts presented in FX neutral. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 3**: In Q2 2022, we reviewed and changed our write-off methodology for recovery of the contractual cash-flows of NPLs arising from unsecured personal loans from 360+ days to 120+ days. Figures consider this change. Our write-off methodology for credit cards remained unchanged at 360+ days. **Note 4**: 'ECL' stands for Expected Credit Losses. **Source:** Nu.

Consistent Growth and ARPAC Acceleration Across All Cohorts Adjusted By Constant Risk Mix

Adj. Purchase Volume (US$)
per Customer


FXN US$ month/ customer
Brazil Only
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85
Q1'17
Q1'24

Adj. ARPAC (US$)


FXN US$ month/ customer
Brazil Only
$25
$20
$15
$10
$5
$0
1 5 9 13 17 21 25 29 33 37 41 45 49 53 57 61 65 69 73 77 81 85
Q1'17
Q1'24

Note 1: Amounts are presented in on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All numbers presented here are for Brazil only. **Note 3:** Constant risk mix is defined as constant weight of initial risk bands across all cohorts using Q1'17 as base. **Source:** Nu.

Loan Portfolio (FX Neutral) (1/2)

Steady Credit Book Expansion

Total Portfolio (FXN US$BN)



Personal Loans
Credit Card IEP
Credit Card non-IEP
YoY: 52%
FXN
Personal Loans: 88% FXN
Credit Card IEP: 86% FXN
Credit Card non-IEP: 27% FXN
12.9
2.4
2.8
7.8
Q1'23
10% FXN
13% FXN
21% FXN
4% FXN
14.2
2.7
3.4
8.1
Q2'23
9% FXN
15% FXN
6% FXN
9% FXN
15.5
3.1
3.6
8.8
Q3'23
14% FXN
16% FXN
22% FXN
9% FXN
17.6
3.6
4.4
9.6
Q4'23
11% FXN
25% FXN
18% FXN
3% FXN
19.6
4.5
5.2
9.9
Q1'24

Note 1: Both Amounts and growth rates are presented an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Note 3:** 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Source:** Nu.

Loan Portfolio (FX Neutral) (2/2)

Steady Credit Book Expansion

Total Portfolio (FXN US$BN)



Personal Loans
Credit Card IEP
Credit Card non-IEP
YoY: 52%
FXN
Personal Loans: 88% FXN
Credit Card IEP: 86% FXN
Credit Card non-IEP: 29% FXN
12.9
2.4
2.8
7.8
Q1'23
10% FXN
13% FXN
8% FXN
14.2
2.7
3.4
8.1
Q2'23
9% FXN
15% FXN
8% FXN
15.5
3.1
3.6
8.8
Q3'23
14% FXN
16% FXN
13% FXN
17.6
3.6
4.4
9.6
Q4'23
11% FXN
25% FXN
8% FXN
19.6
4.5
5.2
9.9
Q1'24

Note 1: Both Amounts and growth rates are presented an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** All amounts are presented gross of provisions. **Note 3:** 'IEP' stands for Interest Earning Portfolio and accounts for all interest-bearing balances including all late balances. **Source:** Nu.

Deposits (FX Neutral)
Steady Growth Over The Past Year

Deposits (US$BN)



Brazil
Mexico
YoY: 53%
FXN
Historical Q1 Seasonality
-4.6%
15.9
15.9
81%
8% FXN
17.2
17.1
80%
12% FXN
19.2
0.2
19.0
80%
19% FXN
23.0
1.0
22.0
80%
6% FXN
24.3
2.3
22.0
84%
Cost of Deposits as a % of Interbank Rate
Q1'23
Q2'23
Q3'23
Q4'23
Q1'24

Note 1: Amounts and growth rates are presented on an FX Neutral basis. For additional detail on calculations please refer to the appendix Non-IFRS Financial measures and reconciliations. **Note 2:** Rates presented are calculated as the ratio between the interest expenses paid to customers in the period and the interest income of the same deposits yielding 100% of the respective interbank rate: Mexico ("TIIE") and Brazil ("CDI"). **Note 3:** Seasonality for demand deposits in Brazil from 2014 to 2023, excluding 2020 and 2021. **Source:** Nu, BCB, Banxico.

Non-IFRS Financial Measures and Reconciliations

This presentation includes financial measures defined as "non-IFRS financial measures" by the SEC, including: Adjusted Net Income and certain FX Neutral measures and provides reconciliations to the most directly comparable IFRS financial measure. A non-IFRS financial measure is generally defined as a numerical measure of historical or future financial performance or financial position that purports to measure financial performance but excludes or includes amounts that would not be so adjusted in the most comparable IFRS measure. These non-IFRS financial measures are in addition to, and not a substitute for or superior to, measures of financial performance prepared in accordance with IFRS.

Adjusted Net Income is defined as profit (loss) attributable to shareholders of the parent company for the period, adjusted for the expenses and allocated tax effects on share-based compensation.

Adjusted Net Income is presented because management believes that this non-IFRS financial measure can provide useful information to investors, securities analysts and the public in their review of the operating and financial performance of the Company, although it is not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation. Nu also uses Adjusted Net Income as a key profitability measure to assess the performance of the business. Nu believes Adjusted Net Income is useful to evaluate operating and financial performance for the following reasons:

- Adjusted Net Income is widely used by investors and securities analysts to measure a company's operating performance without regard to items that can vary substantially from company to company and from period to period, depending on their accounting and tax methods, the book value and the market value of their assets and liabilities, and the method by which their assets were acquired; and
- Non-cash equity grants made to executives, employees or consultants at a certain price and point in time, and their hedge accounting effects for the corporate tax and social wages and their income tax effects, do not necessarily reflect how the business is performing at any particular time and the related expenses (and their subject impacts in the market value of assets and liabilities) are not key measures of core operating performance.

Adjusted Net Income is not a substitute for Net Income, which is the IFRS measure of earnings. Additionally, the calculation of Adjusted Net Income (Loss) may be different from the calculation used by other companies, including competitors in the technology and financial services industries, because other companies may not calculate these measures in the same manner as we do, and therefore, measure may not be comparable to those of other companies.

Non-IFRS Financial Measures and Reconciliations

Adjusted Net Income

Nu Holdings - Consolidated	As reported For the three months ended March 31,	
Adjusted Net Income (US$ million)	**2024**	**2023**
Profit attributable to shareholders of the parent company	378.8	141.8
Share-based compensation	127.8	65.2
Allocated tax effects on share-based compensation	(41.6)	(18.9)
Hedge of the tax effects on share-based compensation	(22.3)	(5.7)
Adjusted Net Income for the period	**442.7**	**182.4**

Source: Nu.

Non-IFRS Financial Measures and Reconciliations

Q4'22 and FY22 Metrics adjusted by the CSA cancellation

Nu Holdings - Consolidated	December 31, 2022		
US$ million	**As presented in the financial statements**	**CSA termination adjustment**	**As presented in the earnings presentation**
Net income (loss) – for the three-month period ended	(297.6)	355.6	58.0
Net income (loss) – for the year ended	(364.6)	355.6	(9.1)
Costs – for the three-month period ended	(849.6)	355.6	(494.0)
Total operating expenses – for the three-month period ended	(800.1)	355.6	(444.5)
Total operating expenses – for the year ended	(1,972.0)	355.6	(1,616.4)

Nu Holdings - Consolidated	December 31, 2022		
	Calculated using financial statements	**CSA termination adjustment**	**As presented in the earnings presentation**
Efficiency ratio – for the three-month period ended	81.5%	(34.1)%	47.4%

Note 1: Efficiency Ratio is defined as Total Operating Expenses plus Transactional Expenses divided by NII (Net Interest Income) and Fees and Commission Income. **Note 2:** Costs include transactional costs and operating expenses. **Source:** Nu.

Non-IFRS Financial Measures and Reconciliations

Equity and Annualized ROE/Adjusted ROE

US$ million	Reconciliation - ROE				
Nu Holdings - Consolidated	**Q1'23**	**Q2'23**	**Q3'23**	**Q4'23**	**Q1'24**
Total equity at the end of the period	5,208.5	5,644.6	5,889.3	6,406.4	6,802.7
Net Income for the period	141.8	224.9	303.0	360.9	378,8
Adjusted Net Income for the period	182.4	262.7	355.6	395.8	442,7
Annualized ROE	**11%**	**17%**	**21%**	**23%**	**23%**
Annualized Adjusted ROE	**14%**	**19%**	**25%**	**26%**	**27%**

Note 1: 'ROE' stands for Return on Equity. It is annualized. **Source:** Nu.

Non-IFRS Financial Measures and Reconciliations

FX Neutral measures are prepared and presented to eliminate the effect of foreign exchange, or "FX," volatility between the comparison periods, allowing management and investors to evaluate financial performance despite variations in foreign currency exchange rates, which may not be indicative of core operating results and business outlook.

FX Neutral measures are presented because management believes that these non-IFRS financial measures can provide useful information to investors, securities analysts and the public in their review of operating and financial performance, although they are not calculated in accordance with IFRS or any other generally accepted accounting principles and should not be considered as a measure of performance in isolation.

The FX Neutral measures were calculated to present what such measures in preceding periods would have been had exchange rates remained stable from these preceding periods until the date of the Company's most recent financial information.

The FX Neutral measures for the three months ended March 31, 2023 were calculated by multiplying the as reported amounts of Adjusted Net Income and the key business metrics for such period by the average Brazilian reais /U.S. dollars exchange rate for the three months ended March 31, 2023 (R$5.125 to US$1.00) and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by the average Brazilian reais/U.S. dollars exchange rate for the three months ended March 31, 2024 (R$4.980 to US$1.00), so as to present what certain of statement of profit and loss amounts and key business metrics would have been had exchange rates remained stable from this past period until the three months ended March 31, 2024.

The average Brazilian reais/U.S. dollars exchange rates were calculated as the average of the month-end rates for each month in the three months ended March 31, 2024 and 2023 as reported by Bloomberg.

FX Neutral measures for deposits and interest-earning portfolio were calculated by multiplying the as reported amounts as of each date, by the spot Brazilian reais/U.S. dollars exchange rates as of each date and using such results to re-translate the corresponding amounts back to U.S. dollars by dividing them by using the spot rate as of March 31, 2024 (R$5.015 to US$1.00) so as to present what these amounts would have been had exchange rates been the same on March 31, 2023. The Brazilian reais/U.S. dollars exchange rates were calculated using rates as of such dates as reported by Bloomberg.

Non-IFRS Financial Measures and Reconciliations

FX Rates - On a monthly basis, Nu translates its subsidiaries figures from their individual functional currency into Nu Holdings functional currency, the U.S. Dollars ("US$"), following the requirements of IAS 21 "The Effects of Changes in Foreign Exchange Rates". The functional currency of the Brazilian operating entities is the Brazilian Real ("R$"), of the Mexican entities is the Mexican Peso ("MXN"), and of the Colombian entities is the Colombian Peso ("COP").

As of January 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9157, MXN 17.0776 and COP 3,919.7314 to US$ 1.00) and balance sheet figures were divided by the last price FX rate of the month (R$ 4.9554, MXN 17.2133 and COP 3,915.9800 to US$ 1.00).

As of February 29, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9632, MXN 17.0855 and COP 3,930.5262 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 4.9703, MXN 17.0542 and COP 3,926.0500 to US$ 1.00).

As of March 31, 2024, income statement figures were divided by the average FX Rate of the month (R$ 4.9797, MXN 16.7634 and COP 3,901.2955 to US$ 1.00) and balance sheet figures were divided by the last price FX Rate of the month (R$ 5.0145, MXN 16.5586 and COP 3,859.4300 to US$ 1.00).

Equity figures are translated using the FX Rate on the date of each transaction.

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